October 4, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed September 27, 2022
File No. 024-11964

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of October 4, 2022 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Form 1-A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.	We note that your updated discussion of operating expenses indicates that operating expenses were $20,400,491 for the six-month period ended June 30, 2022, and $5,915,767 in the same period prior year. Please revise to include a discussion of the causes of material changes in operating expenses year over year.

The Company has amended its disclosure to include additional discussion of material changes in operating expenses year over year.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101